Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

May 22, 2013

VIA EDGAR

Ms. Cicely LaMothe
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 8, 2013
File No.1-33796

Dear Ms. LaMothe:

On behalf of Chimera Investment Corporation, set forth below is our response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated May 9, 2013 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Policies and Estimates, page 63

Interest Income and Impairment on Non-Agency and Agency Residential Mortgage-Backed Securities, page 63

1.
We note that you previously disclosed on page 6 of your Form 10-Q for the quarterly period ended September 30, 2011 that you determined that the application of ASC 325-40 should have been applied rather than ASC 320-10 in evaluating non-Agency RMBS that are not of high credit quality. We also note your new disclosure on page 1 of your Form 10-K for the fiscal year ended December 31, 2011 which states that you should have applied ASC 325-40 and ASC 310-30. Please describe the additional facts and circumstances that came to light after you filed the Form 10-Q for the quarterly period ended September 30, 2011 that impacted your revised conclusion that certain of your non-Agency RMBS not of high credit quality should be accounted for under ASC 310-30. Furthermore, we note that you stated in your response dated January 12, 2012 that certain of your MBS which represent the beneficial interests resulting from a whole loan securitization completed in 2008 are within the scope of Subtopic 310-30. Clarify if you subsequently determined that more of your MBS were within the scope of ASC 310-30 and, if so, why.

Response

The Company determined it had a material weakness in its internal control over financial reporting as of September 30, 2011.  To remediate the material weakness, the Company initiated a comprehensive review of all policies and procedures, engaged third party financial accounting advisors, implemented additional financial reporting processes and employed additional accounting personnel, including a Chief Accounting Officer.  These procedures entailed evaluating the adequacy and completeness of all of the Company’s accounting policies and procedures, including the application of ASC 310-30, which the Company had not previously considered.  This process involved an analysis to determine the relevant subtopic applicable to each of the Company’s residential mortgage-backed securities (“RMBS”) at the time of acquisition, including a determination of the correct application of the guidance.  As a result of these additional review procedures, the Company determined that more of its RMBS, which were originally reported using the guidance in ASC 320-10, were within the scope of ASC 310-30 or ASC 325-40.

2.
You disclose that a positive change in the amount and timing of future cash flows to be collected from the previous estimate used for accounting purposes must be considered significant for Non-Agency RMBS accounted for under ASC 310-30 for the effective interest rate in future accounting periods to increase. Please tell us, and disclose in future filings, the factors you consider to determine whether a change is “significant.” Also, discuss the extent to which the effective interest rate is not increased in future periods even when there is a positive change due to the change not being significant.

Response

The Company considers a change in cash flows to be “significant” when the present value of the cash flows expected to be collected at the current financial reporting date is greater, by 10% or more, than the present value of the cash flows expected to be collected currently being used to recognize interest income. If the RMBS is accounted for under ASC 310-30 and a significant increase in cash flows expected to be collected has occurred the Company adjusts the effective interest rate prospectively over the remaining life of the debt security.  The Company noted that ASC 310-30 does not define what is considered to be “significant” for purposes of applying the provisions of ASC 310-30-35-8-b. Management considered the guidance in other provisions of U.S. GAAP for purposes of determining an appropriate quantitative measurement of “significance.”

Consideration was given to the guidance in ASC 470-50-40-10, which provides the following:

From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different.

Management considers the term “significant” to be synonymous with the term “substantial” in this context and considers it appropriate to analogize to ASC 470-50-40-10 for purposes of defining the term “significant” as it relates to the application of ASC 310-30-35-8-b.

As it relates to RMBS accounted for under ASC 310-30, if an increase in the present value of cash flows expected to be collected is less than 10% of cash flows currently being used to recognize interest income, the effective interest rate is not increased prospectively.

The Company will consider, subject to SEC review and comment, disclosure in future quarterly reports on Form 10-Q and annual reports on Form 10-K substantially similar to the following:

The Company considers an increase in cash flows expected to be collected significant if the present value of cash flows expected to be collected is greater, by 10% or more, than the present value of the cash flows expected to be collected currently being used to recognize interest income.  For securities subject to ASC 310-30 the gross increase in cash flows not considered to be significant as of [reporting date] was approximately $[  ] million which is anticipated to be collected over the average remaining life of [x.x years].  Since the positive change in expected cash flows of the RMBS as of the [reporting date] did not exceed the 10% significance threshold, we did not adjust the effective interest rate for these securities.

Fair Value Measurements, page 68

3.
You disclose that management indirectly corroborates its estimates of the fair values generated by your internal pricing models by comparing the results to independent prices provided by dealers in the securities and/or third party pricing services, if available. Please tell us and, in future filings, expand your disclosure to address the following:

●	The number of prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the appropriate value for comparison;

●	The extent to which the independent prices vary from the values determined by your internal pricing models and your policy for determining the fair value when the differences are significant;

●
The extent to which the pricing services you use are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

●
The extent to which independent prices are unavailable and, when unavailable, the additional procedures you perform, if any, to further validate the fair values generated by your internal pricing models.

Response

The Agency RMBS in the Company’s portfolio are very liquid and comprised primarily of fixed-rate pass-through securities that are To-Be-Announced (“TBA”) eligible.  The Company determines the fair value of these assets using TBA information available on Bloomberg and compares those fair values to prices provided by an independent third party pricing source.

The Company generally obtains three independent dealer prices for each of its Non-Agency RMBS and compares the average of the three independent prices to the fair value generated by its internal pricing models.

The Company’s valuation approach is a multi-step process.  If the Company’s internally generated fair value varies from the average of the third party fair values by greater than 7% for Non-Agency RMBS and all Interest-Only RMBS strips, or 3% for Agency RMBS, the Company determines whether the internally generated fair value falls within the bid/ask spread observed in the marketplace for similar securities.  If the fair value fails both the variance and bid/ask tests, the Company determines if the internally generated fair value falls within the range (i.e., between the low and high, excluding any deemed outliers) of third party fair values.  If the internally generated fair value meets any of these three tests, then the Company’s internally generated fair value is determined to be reasonable and is utilized for financial reporting. Any security that fails all three tests requires review by the Company’s Valuation Committee, which determines the fair value of the security for financial reporting.  Acceptable variance levels and bid/ask spreads are reviewed and adjusted as visibility into market liquidity and volatility evolves.

Prices provided by the independent dealers are reflective of fair value, or an exit price as described in ASC 820, Fair Value Measurement, due to the in-house trading data available to the pricing desks.  The independent dealers’ pricing desks monitor current trade levels for comparable assets that are executed in the market.  From discussions with third party pricing services, pricing services rely more heavily on proprietary models in making valuation judgments as they do not typically trade in the securities.

To the extent to which independent prices for any of the Company’s RMBS are unavailable, consideration is given to other information as it is available, including reverse repurchase transaction prices offered by independent broker-dealers, dealer inventory offering sheets, and trade posts of actual trades in the primary markets in validating the fair values generated by the Company’s internal pricing models.  The Company also discloses the aggregate difference between estimates of the fair value of the non-Agency RMBS in its portfolio using the Company’s internal pricing models as compared to estimates of fair value utilizing third party sources (see page F-31 of the 2011 10-K).

In future quarterly reports on Form 10-Q and annual reports on Form 10-K, the Company will include expanded disclosure to encompass the topics enumerated above.

Item 9A. Controls and Procedures, page 87

Material Weakness in Internal Control Over Financial Reporting, page 88

4.
We note your disclosure which states that the Restatement did not result in changes to historical estimates of the fair values of your investments in RMBS or your estimates of the related cash flows expected to be collected that serve as a basis for your estimates of fair value and income recognition. We also note the disclosure in your Item 4.01 Form 8-K/A filed on March 25, 2013 indicating that Deloitte previously had a disagreement with you over the use of cash flows used to estimate other-than-temporary impairment and interest income accretion differing from those used to estimate fair value. Your disclosure also states that the disagreement was satisfactorily resolved. Please clarify how the disagreement was resolved and how it did not result in any changes to your estimates of fair values or the related cash flows.

Response

The disagreement between Deloitte and the Company referred to in Item 4.01 Form 8-K/A was resolved when the Company determined it was appropriate to use the cash flows expected to be collected that were prepared to support the Company’s historical estimates of fair value for purposes of income recognition and evaluation of other-than-temporary impairment, or OTTI.  Initially, the Company believed that it may be required to re-calculate the cash flows expected to be collected to be used in the calculation of income and OTTI in order to restate the financial statements.  The disagreement was resolved after the Company performed procedures to substantiate that the historical cash flows expected to be collected were considered reasonable for purposes of income recognition and evaluating for OTTI and were reflective of a market participant’s views.  Consequently, resolution of the disagreement did not result in a change to the Company’s historical estimates of cash flows used to support fair value.

Note 16. Restatement, page F-42

5.	Please clarify the following items related to your restatement:

●
You disclose that you should have also applied the guidance in ASC 325-40 and ASC 310-30 to certain of your RMBS; please clarify if the errors in the accounting for your RMBS portfolio were solely related to applying the wrong guidance or if the errors were also caused by inappropriately applying the guidance in ASC 320-10 and ASC 310-20. Please quantify the errors related to each cause, if applicable.

●
Provide a detailed description of the errors disclosed on page F-43 related to the changes in fair value of interest-only RMBS and the increase in the allowance for loan losses related to Securitized Loans Held for Investment.

●	Please provide a more detailed explanation of why the guidance in ASC 325-40 and ASC 310-30 was not applied previously.

Response

The errors in the accounting for the Company’s Non-Agency RMBS portfolio that existed prior to the adjustments made to the Form 10-Q for the period ended September 30, 2011, and the impact of those errors, were solely related to applying incorrect guidance. The adjustments made to historical periods reported in the Form 10-K for the year ended December 31, 2011 (i.e., the changes to prior periods from the restated amounts reported in the Form 10-Q for the period ended September 30, 2011) were the result of both applying the incorrect guidance (i.e., applying ASC 325-40 when ASC 310-30 should have been applied) and from incorrectly applying ASC 325-40.  The impact of the error is disclosed in Notes 16 and 17 in the Company’s 2011 Form 10-K.

The errors disclosed on page F-43 of the Form 10-K for the year ended December 31, 2011 pertaining to Interest-Only RMBS and the Allowance for Loan Losses were identified by the Company in conjunction with remediating the material weakness in internal controls as described in the response to Comment 1 above. Further discussion of these errors follows.

The error in accounting for Interest-Only RMBS disclosed on page F-43 relates to the misapplication of GAAP to the Company’s Interest-Only RMBS.  The Company historically classified and accounted for Interest-Only RMBS as available-for-sale debt securities with changes in fair value reported in other comprehensive income (loss). The Company determined that under ASC Subtopic 815-15, Embedded Derivatives, the Company’s Interest-Only RMBS contain an embedded prepayment derivative that is not clearly and closely related to the host contract. As a result, the appropriate accounting under GAAP is to either (a) separate the embedded derivative and account for the host contract under ASC 325-40, or (b) record the entire Interest-Only RMBS (i.e., the host contract and embedded derivative) at fair value with changes in fair value recognized through earnings.  As a result of the difficulties in reliably identifying and measuring the embedded prepayment derivative separately from the host contract, the Company measured the fair value of the Interest-Only RMBS as a whole, and recognized all changes in fair value through earnings consistent with ASC 815-15-30-1.  The Company reflected the correction of this error using the fair value measurements previously estimated (i.e., there were no changes in the fair values of the Interest-Only RMBS) and disclosed its accounting policy in Note 1(e) of the 2011 Form 10-K.

The error disclosed on page F-43 regarding an increase in the allowance for loan losses related to Securitized Loans Held for Investment was the result of the Company’s determination that historical provisions for loan losses were calculated solely on the basis of a general reserve under ASC Topic 450, Contingencies. Upon further evaluation, the Company determined that the provision for loan losses should include, in addition to the general reserve under ASC 450, an amount attributable to (a) individually impaired loans as determined under ASC 310-10, and (b) loans modified in troubled debt restructurings under ASC 310-40. The Company established a specific reserve for individually impaired loans and troubled debt restructurings and recalculated the amount of the general reserve (using the same assumptions previously used, but based on a reduced population of loans (i.e., after removal of loans subject to assessments on an individual impairment basis). The recorded adjustments reflected the difference between the aggregated provision for loan losses and the amounts previously reported.

The Company’s accounting policy disclosure in Note 1(g) of the 2011 Form 10-K discusses the approach to measuring the provision for loan losses.

As noted above, ASC 325-40 and ASC 310-30 was not applied previously as a direct result of applying the incorrect guidance to our RMBS.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated May 9, 2013 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ A. Alexandra Denahan

A. Alexandra Denahan
Chief Accounting Officer

cc:           R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company